Exhibit 99.1

For immediate release
Calgary, Alberta
April 23, 2010

TSX: OPC

OPTI Canada to Host First Quarter 2010 Results Conference Call and
2010 Annual Shareholder Meeting on April 29, 2010

FIRST QUARTER 2010 RESULTS CONFERENCE CALL

OPTI Canada Inc. (OPTI) announced today that it will conduct a conference call at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) on Thursday, April 29, 2010 to review the Company’s first quarter 2010 financial and operating results. Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call. To participate in the conference call, dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until May 13, 2010, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 68583875.

This call will also be webcast, and can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3029400.

ANNUAL SHAREHOLDER MEETING

The OPTI Canada Annual General Meeting of Shareholders (AGM) will be held on Thursday, April 29, 2010 at 9:30 a.m. Mountain Time. The event will take place at the Metropolitan Conference Centre at 333 Fourth Avenue S.W. in Calgary, Alberta.

The Company will provide a general corporate update immediately after the formal proceedings of the AGM. The Company’s presentation may be viewed online via live webcast at approximately 9:40 a.m. Mountain Time. The webcast can be accessed on OPTI Canada’s website (www.opticanada.com) under “Presentations and Webcasts” in the “For Investors” section. The webcast will be available for a period of 90 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3030060.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The upgrader uses the OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. OPTI holds a 35 percent working interest in the joint venture. Nexen Inc. is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

For further information please contact:
OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425